SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Inozyme Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

45790W108

(CUSIP Number)

Robert Hopfner

Pivotal bioVenture Partners Fund I U.G.P. Ltd

501 2nd Street, Suite 200

San Francisco, CA 94107

(415) 697-1002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45790W108

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,804,062
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,804,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,804,062
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45790W108

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,456
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,456

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45790W108

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund II G.P. Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 857,456
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 857,456

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 857,456
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45790W108

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,804,062
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,804,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,804,062
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) PN

5

CUSIP No. 45790W108

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I U.G.P. Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,804,062
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,804,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,804,062
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45790W108

1.	Names of Reporting Persons. Pivotal Partners Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,661,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,661,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,661,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45790W108

1.	Names of Reporting Persons. Pivotal Life Sciences Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,661,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,661,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,661,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45790W108

1.	Names of Reporting Persons. Nan Fung Life Sciences Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,661,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,661,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,661,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45790W108

1.	Names of Reporting Persons. NF Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,661,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,661,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,661,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45790W108

1.	Names of Reporting Persons. Nan Fung Group Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,661,518
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,661,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,661,518
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) CO

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

Between May 11, 2023 and May 12, 2023 Pivotal and Pivotal II acquired 447,932 shares of Common Stock in a series of open market purchases for an aggregate purchase price of $2,849,997.90.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 44,035,322 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023.

(c)

On May 11, 2023, Pivotal acquired 31,319 shares of Common Stock and Pivotal II acquired 187,911 shares of Common Stock. The shares of Common Stock were purchased for $6.48 per share and an aggregate purchase price of $1,420,610.40. On May 12, 2023, Pivotal acquired 32,671 shares of Common Stock and Pivotal II acquired 196,031 shares of Common Stock. The shares of Common Stock were purchased for $6.25 per share and an aggregate purchase price of $1,429,387.50.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2023

PIVOTAL BIOVENTURE PARTNERS FUND I, L.P.

By: PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P. Its General Partner,

By: PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD Its General Partner,

By:	/s/ Robert Hopfner
Robert Hopfner
Authorized Signatory

PIVOTAL BIOVENTURE PARTNERS FUND II, L.P.

By: PIVOTAL BIOVENTURE PARTNERS FUND II G.P. LTD Its General Partner,

By:	/s/ Peter Tuxen Bisgaard
Peter Tuxen Bisgaard
Director

PIVOTAL BIOVENTURE PARTNERS FUND II G.P. LTD

By:	/s/ Peter Tuxen Bisgaard
Peter Tuxen Bisgaard
Director

PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.

By: PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD Its General Partner,

By:	/s/ Robert Hopfner
Robert Hopfner
Authorized Signatory

PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD

By:	/s/ Robert Hopfner
Robert Hopfner
Authorized Signatory

PIVOTAL PARTNERS LTD

By:	/s/ Sun Xintong
Name:	Sun Xintong
Title:	Director

PIVOTAL LIFE SCIENCES HOLDINGS LIMITED

By:	/s/ Sun Xintong
Name:	Sun Xintong
Title:	Director

NAN FUNG LIFE SCIENCES HOLDINGS LIMITED

By:	/s/ Sun Xintong
Sun Xintong
Director

NF INVESTMENT HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Tang Chun Wai Nelson
Director

NAN FUNG GROUP HOLDINGS LIMITED

By:	/s/ Tang Chun Wai Nelson
Tang Chun Wai Nelson
Director